

January 6, 2010

By Facsimile and U.S. Mail

Mr. Rakesh Malhotra
Chief Financial Officer
Yukon Gold Corporation, Inc.
139 Grand River St. N,. PO Box 510
Paris, Ontario N3L 3T6 Canada

> **Re:** **Yukon Gold Corporation, Inc**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed September 14, 2009**
> **File No. 000-51068**

Dear Mr. Malhotra:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2009

General

1. Please correct your commission file number on the cover of your periodic and current filings to read 000-51068, which was assigned in conjunction with your filing of the Form 8-A registration statement on December 9, 2004.

Note 4. Summary of Significant Accounting Policies, page F-10

l) Acquisition, Exploration, and Evaluation Expenditures, page F-13

2.   We note that during the course of prior reviews of your filings, you agreed to revise your accounting policy to comply with the ASC 805-20-55-37, previously referenced as EITF 04-02. However your disclosure on page F-13 specifies that mineral property acquisition costs will only be capitalized when adequate financial resources are expected to be available to meet exploration and development expenditures. Please clarify how this accounting policy is consistent with ASC 805-20-55-37. You may contact us to discuss further.

Engineering Comments

Exploration at Marg Property, page 6

3.   We note your disclosure of resource estimates in this section of your filing. As a domestic filer with your jurisdiction of incorporation in Delaware, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove your resource disclosure from your filing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief